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July 18, 2005 06:00 AM US Pacific Timezone

Drayton Richdale Corp. Acquires Technology Resources Inc., a Developer and Manufacturer of New Optic Sensing Transducer Technology

TEMECULA, Calif.--(BUSINESS WIRE)--July 18, 2005--Drayton Richdale Corp. (OTC:DRYN), the intellectual property marketplace, acquired 100 percent of all the outstanding shares of Technology Resources Inc. (TRI), a privately held Nevada corporation valued at $15 million. TRI is an emerging engineering and manufacturing company in the multi-billion-dollar new optic sensing transducer industry. TRI's assets include, but are not limited to, a USPTO-issued patent referred to as the "Bellow-type Pressure Sensing Apparatus," U.S. Patent No. 6,604,427. TRI's patent portfolio discloses and claims application for optic sensors and controls with potential use in semiconductor fabrication, aerospace, petroleum processing and electronic instruments for scientific, technical and medical applications. Other pending TRI technology will be announced upon receipt of USPTO file number.

Concurrently, Drayton Richdale Corp. appointed a new director, Nathan Coleman, B.Sc. ME, president of Technology Resources Inc. Included in Drayton Richdale Corp.'s asset portfolio is the USPTO-issued Materials and Supplies Ordering System (MSOS) USPTO No. 6,134,557 business method patent portfolio.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the United States Securities Legislation. The company's actual results could differ from those in the forward-looking statements. Do not construe this information as investment advice. This is not a solicitation to buy or sell securities. This does not purport to be a complete analysis of the company. Investing in securities is speculative and carries a high degree of risk. Past performance does not guarantee future results. Readers should consult their own advisors. Information contained in this press release should be independently investigated. These remarks involve risks and uncertainties. Risks are not limited to quarterly fluctuations in results or the company's management of growth and competition. Other risks are detailed in the company's SEC filings. Actual results may differ materially from such information set forth herein.

Contacts

The Financial Partner for Drayton Richdale Corp.
Amparo Munoz, 866-813-7320
amparomunozval@yahoo.com

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